CODE OF ETHICS

Most Recently Revised: January 14th, 2021

Risks

In developing these policies and procedures, Dolan McEniry considered the material risks associated with administering the Code of Ethics. This analysis includes risks such as:

•	Supervised Persons do not understand the fiduciary duty that they, and Dolan McEniry, owe to Clients;

•	Supervised Persons and/or Dolan McEniry fail to identify and comply with all applicable Federal Securities Laws;

•	Supervised Persons do not report personal Securities transactions;

•	Supervised Persons trade personal accounts ahead of Client accounts;

•	Supervised Persons allocate profitable trades to personal accounts or unprofitable trades to Client accounts;

•	Violations of the Federal Securities Laws, the Code of Ethics, or the policies and procedures set forth in this Manual, are not reported to the CCO and/or appropriate supervisory personnel;

•	Dolan McEniry does not provide its Code of Ethics to the Mutual Fund board of directors (or trustees) for initial approval, and within six months of material changes;

•	Dolan McEniry does not provide its Code of Ethics and any amendments to all Supervised Persons; and

•	Dolan McEniry does not retain Supervised Persons’ written acknowledgements that they received the Code of Ethics and any amendments.

Dolan McEniry has established the following guidelines to mitigate these risks.

Policies and Procedures

Code of Conduct, Fiduciary Standards, and Compliance with the Federal Securities Laws

At all times, Dolan McEniry and its Supervised Persons must comply with the spirit and the letter of the Federal Securities Laws and the rules governing the capital markets. The CCO administers the Code of Ethics (or the “Code”). All questions regarding the Code should be directed to the CCO. Supervised Persons must cooperate to the fullest extent reasonably requested by the CCO to enable (i) Dolan McEniry to comply with all applicable Federal Securities Laws and (ii) the CCO to discharge his duties under the Manual.

All Supervised Persons will act with competence, dignity, integrity, and in an ethical manner, when dealing with Clients, the public, prospects, third-party service providers and fellow Supervised Persons. Supervised Persons must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting Dolan McEniry’s services, and engaging in other professional activities.

Dolan McEniry expects all Supervised Persons to adhere to the highest standards with respect to any potential conflicts of interest with Clients. As a fiduciary, Dolan McEniry must act in its Clients’ best interests. Notify the CCO promptly about any practice that creates, or gives the appearance of, a material conflict of interest.

Supervised Persons may not, in connection with the purchase or sale, directly or indirectly, of a security held or to be acquired by any Mutual Fund:

•	employ any device, scheme, or artifice to defraud the Mutual Fund;

•

make any untrue statement of a material fact to the Mutual Fund or omit to state a material fact necessary in order to make the statements made to the Mutual Fund, in light of the circumstances under which they are made, not misleading;

•	engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon the Mutual Fund; or

•	engage in any manipulative practice with respect to the Mutual Fund

Supervised Persons are generally expected to discuss any perceived risks, or concerns about Dolan McEniry’s business practices, with their direct supervisor. However, if a Supervised Person is uncomfortable discussing an issue with their supervisor and/or a Managing Member, or if they believe that an issue has not been appropriately addressed, they should bring the matter to the CCO’s attention.

Reporting Violations

Improper actions by Dolan McEniry or its Supervised Persons could have severe negative consequences for Dolan McEniry, its Clients, and its Supervised Persons. Impropriety, or even the appearance of impropriety, could negatively impact all Supervised Persons, including people who had no involvement in the problematic activities.

Supervised Persons must promptly report any improper or suspicious activities, including any suspected violations of the Code of Ethics or the Federal Securities Laws to the CCO. Issues can be reported to the CCO in person, or by telephone, email, or written letter. Reports of potential issues may be made anonymously. Any reports of potential problems will be thoroughly investigated by the CCO, who will report directly to the Managing Members on the matter. Any problems identified during the review will be addressed in ways that reflect Dolan McEniry’s fiduciary duty to its Clients.

A Supervised Person’s identification of a material compliance issue will be viewed favorably by the Company’s senior executives. Retaliation against any Supervised Person who reports a violation of the Code of Ethics in good faith is strictly prohibited and will be cause for corrective action, up to and including dismissal. If a Supervised Person believes that he or she has been retaliated against, he or she should notify the CCO and/or Managing Members directly.

Violations of this Code of Ethics, or the other policies and procedures set forth in the Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, reporting to the Supervised Person’s supervisor, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject a Supervised Person to civil, regulatory or criminal sanctions. No Supervised Person will determine whether he or she committed a violation of the Code of Ethics or impose any sanction against himself or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

If the CCO determines that a material violation of this Code of Ethics has occurred, the CCO will promptly report the violation, and any association action(s), to Dolan McEniry’s Managing Members. If the Managing Members determine that the material violation may involve a fraudulent, deceptive, or manipulative act, Dolan McEniry will report its findings to the Mutual Fund’s Board of Directors or Trustees pursuant to Rule 17j-1.

For the avoidance of doubt, nothing in this Manual prohibits Supervised Persons from reporting potential violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the SEC, or any agency’s inspector general, or from making other disclosures that are protected under the whistleblower provisions of federal law or regulation. Supervised Persons do not need prior authorization from their supervisor, the CCO, or any other person or entity affiliated with Dolan McEniry to make any such reports or disclosures and do not need to notify Dolan McEniry that they have made such reports or disclosures. Additionally, nothing in this Manual prohibits Supervised Persons from recovering an award pursuant to a whistleblower program of a government agency or entity.

Distribution of the Code and Acknowledgement of Receipt

Dolan McEniry will distribute this Manual, which contains the Company’s Code of Ethics, to each Supervised Person upon the commencement of employment, annually, and upon a change to the Code of Ethics or any material change to another portion of the Manual.

All Supervised Persons may use Schwab Compliance Technologies (“SchwabCT”) or any other approved format to acknowledge that they have received, read, understood, and agree to comply with the Company’s policies and procedures described in this Manual, including this Code of Ethics. Supervised Persons should complete the acknowledgement upon commencement of employment, annually, and following any material change to the Manual

Conflicts of Interest

Conflicts of interest may exist between various individuals and entities, including Dolan McEniry, Supervised Persons, and current or prospective clients. Any failure to identify or properly address a conflict can have severe negative repercussions for Dolan McEniry, its Supervised Persons, and/or Clients. In some cases, the improper handling of a conflict could result in litigation and/or disciplinary action.

Dolan McEniry’s policies and procedures have been designed to identify and properly disclose, mitigate, and/or eliminate applicable conflicts of interest. However, written policies and procedures cannot address every potential conflict, so Supervised Persons must use good judgment in identifying and responding appropriately to actual or apparent conflicts. Conflicts of interest that involve Dolan McEniry and/or its Supervised Persons on one hand, and Clients on the other hand, will generally be fully disclosed and/or resolved in a way that favors the interests of Clients over the interests of Dolan McEniry and its Supervised Persons. If a Supervised Person believes that a conflict of interest has not been identified or appropriately addressed, that Supervised Person should promptly bring the issue to the CCO’s attention.

In some instances, conflicts of interest may arise between Clients. Responding appropriately to these types of conflicts can be challenging and may require robust disclosures if there is any appearance that one or more Clients have been unfairly disadvantaged. Supervised Persons should notify the CCO promptly if it appears that any actual or apparent conflict of interest between Clients has not been appropriately addressed.

It may sometimes be beneficial for Dolan McEniry to be able to retroactively demonstrate that it carefully considered particular conflicts of interest. The CCO may use SchwabCT or other means to document the Company’s assessment of, and response to, such conflicts.

Personal Securities Transactions

Supervised Person trades should be executed in a manner consistent with our fiduciary obligations to our Clients: trades should avoid actual improprieties, as well as the appearance of impropriety. Employee trades must not be timed to precede orders placed for any Client, nor should trading activity be so excessive as to conflict with the Supervised Person’s ability to fulfill daily job responsibilities.

In the event of a material change to this Personal Securities Transactions section of the Code of Ethics, the CCO shall inform the Mutual Fund’s CCO of such change and ensure that the change is approved by each Mutual Fund’s Board no later than six months after the change is adopted.

Accounts Covered by the Policies and Procedures

Dolan McEniry’s Personal Securities Transactions policies and procedures apply to all accounts holding any Securities over which Access Persons have any beneficial ownership interest, which typically includes accounts held by immediate family members sharing the same household, or non-Clients over which Access Persons exercise investment discretion. Immediate family members include children, stepchildren, grandchildren, parents, stepparents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria. For purposes of this Personal Securities Transactions section, the term Access Person includes: (1) any employee who has access to nonpublic information regarding any Client’s trading or any Reportable Fund’s holdings, who is involved in making securities recommendations to Clients, or who has access to nonpublic securities recommendations; (2) all of Dolan McEniry’s directors, officers, and partners; and (3) any other person so designated by the CCO by notice to such person.

It may be possible for Access Persons to exclude accounts held personally or by immediate family members sharing the same household if the Access Person does not have any direct or indirect influence or control over the accounts, or if the Access Person can rebut the presumption of beneficial ownership over family members’ accounts. Access Persons should consult with the CCO and may be required to submit supporting documentation before excluding any accounts held by immediate family members sharing the same household.

Reportable Securities

Dolan McEniry requires Access Persons to provide periodic reports regarding transactions and holdings in all “Reportable Securities,” which include any Security, except:

•	Direct obligations of the Government of the United States;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

•	Shares issued by money market funds;

•	Shares issued by open-end investment companies registered under the Investment Company Act of 1940, other than investment companies advised or underwritten by Dolan McEniry or an affiliate;

•	Interests in 529 college savings plans; and

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Shares issued by unit investment trusts that are invested exclusively in one or more open-end investment companies registered under the Investment Company Act of 1940, none of which are advised or underwritten by Dolan McEniry or an affiliate.

Exchange-traded funds, or ETFs and exchange traded notes, or ETNs, are somewhat similar to open-end registered investment companies. However, ETFs and ETNs are Reportable Securities and are subject to the reporting requirements contained in Dolan McEniry’s Personal Securities Transactions policy.

Any Supervised Person who wishes to purchase, acquire or sell any asset that is issued and transferred using distributed ledger or blockchain technology, including, but not limited to, virtual currencies, cryptocurrencies, digital “coins” or “tokens” (“Digital Assets”), should consult with the CCO as to whether such Digital Asset would be considered a Security, and specifically a “Digital Security”, for purposes of this policy. A Digital Asset is likely to be considered a Digital Security if it is offered and sold as an investment contract. On April 3, 2019, the SEC published a framework for investment contract analysis of Digital Assets.[1] The CCO may use this framework, among other relevant SEC guidance, to determine whether a Digital Asset would be considered a Digital Security for the purposes of this policy. If the CCO determines that such Digital Asset should be considered a Digital Security, the Digital Asset will be considered a Reportable Security for purposes of this policy.

Pre-clearance Procedures

Access Persons may not acquire any securities in an IPO, Limited Offering/Private Placement, or transact in any fixed income security (other than fixed income personal securities transactions in an account(s) managed by Dolan McEniry, following one of Dolan McEniry’s investment strategies) without express prior approval from a Managing Member or the CCO.

Pre-clearance is not required for transactions in accounts not managed by Dolan McEniry, in which the Access Person has no direct or indirect influence or control.

Pre-clearance requests should be submitted to the CCO through SchwabCT. The CCO’s pre-clearance requests shall be submitted to a Managing Member. Pre-clearance authorizations are good until the time the investment is made. The Managing Member, the CCO or their delegate may disapprove such request for any reason s/he deems appropriate.

Reporting

Dolan McEniry must collect information regarding the personal trading activities and holdings of all Access Persons. Access Persons must submit quarterly reports regarding Securities transactions and newly opened accounts, as well as annual reports regarding holdings and existing accounts.

Quarterly Transaction Reports

Within 30 calendar days following the end of each calendar quarter, Access Persons shall submit through SchwabCT, investment statements which include all Reportable Securities transactions in which the Access Person had a direct or indirect Beneficial Ownership interest. If an Access Person effected no transactions during the applicable quarter, s/he shall file a report indicating as such. Access Persons must also report any accounts opened during the quarter that hold any Securities (including Securities excluded from the definition of a Reportable Security). The CCO shall submit his investment statements, which include all personal securities transactions, to a Managing Member through SchwabCT. Investment statements must contain all the required information as described below.

Information to be included on this quarterly transaction report is as follows:

•	Trade Date

•	Security Name

•	Ticker Symbol, CUSIP number, interest rate and maturity date Number of Shares or Par

•	Type of Transaction (Purchase, Sale or Other)

•	Price

•	Principal Amount

•	Broker Name

•	Account Number

•	Date of Report

Initial and Annual Holdings Reports

Access Persons must periodically report the existence of any account that holds any Securities (including Securities excluded from the definition of a Reportable Security), as well as all Reportable Securities holdings. Reports regarding accounts and holdings must be submitted to the CCO on or before February 14th of each year, and within 10 days of an individual first becoming an Access Person. Annual reports must be current as of December 31st; initial reports must be current as of a date no more than 45 days prior to the date that the person became an Access Person. Initial and annual holdings reports should be submitted through the SchwabCT system.

Initial and annual reports must disclose the existence of all accounts that hold any Securities, even if none of those Securities fall within the definition of a “Reportable Security.”

If an Access Person does not have any holdings and/or accounts to report, this should be indicated using SchwabCT within 10 days of becoming an Access Person and by February 14th of each year.

Exceptions from Reporting Requirements

There are limited exceptions from certain reporting requirements. Specifically, an Access Person is not required to submit:

•	Quarterly reports for any transactions effected pursuant to an Automatic Investment Plan; or

•

Any reports with respect to Securities held in accounts over which the Access Person had no direct or indirect influence or control, such as an account managed by an investment adviser on a discretionary basis.

Any investment plans or accounts that may be eligible for either of these exceptions should be brought to the attention of the CCO who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. In making this determination, the CCO, or designee may ask for supporting documentation, such as a copy of the Automatic Investment Plan, a copy of the discretionary account management agreement and/or a written certification from the unaffiliated investment adviser, and may provide Access Persons with the exact wording and a clear definition of “no direct or indirect influence or control” that the adviser consistently applies to all Access Persons. On a sample basis, the CCO, or designee may request reports on holdings and/or transactions made in the trust or discretionary account to identify transactions that would have been prohibited pursuant to Dolan McEniry’s Code, absent reliance on the reporting exception.

Personal Trading and Holdings Reviews

Dolan McEniry’s Personal Securities Transactions policies and procedures are designed to mitigate any potential material conflicts of interest associated with Access Persons’ personal trading activities. Accordingly, the CCO will closely monitor Access Persons’ investment patterns to detect the following potentially abusive behavior:

•	Frequent and/or short-term trades in any Security, with particular attention paid to potential market-timing of mutual funds;

•	Personal trading in Securities also held by a Mutual Fund advised by Dolan McEniry;

•	Trading opposite of Client trades;

•	Trading ahead of Clients; and

•	Trading that appears to be based on Material Nonpublic Information.

The CCO or a designee will review all reports submitted pursuant to the Personal Securities Transactions policies and procedures for potentially abusive behavior and will compare Access Person trading with Clients’ trades, as necessary. Upon review, the CCO, or a designee, will approve each report received, and will leave a comment noting any issues. Any personal trading that appears abusive may result in further inquiry by the CCO and/or sanctions, up to and including dismissal.

A Managing Member or his/her designee will use SchwabCT to monitor the CCO’s Personal Securities Transactions for compliance with the Personal Securities Transactions policies and procedures.